AMENDED SCHEDULE A
to
EXPENSE LIMITATION AGREEMENT
FOR ULTIMUS MANAGERS TRUST

Fund Name	Maximum Operating Expense Limit*	Expiration Date
Marshfield Concentrated Opportunity Fund	1.10%	December 31, 2018

*
Expressed as a percentage of a Fund’s average daily net assets. This amount is exclusive of brokerage costs, taxes, interest, costs to organize the Fund, Acquired Fund fees and expenses, extraordinary expenses such as litigation and merger or reorganization costs and other expenses not incurred in the ordinary course of such Fund’s business, and amounts, if any, payable pursuant to a plan adopted in accordance with Rule 12b-1 under the 1940 Act.

ULTIMUS MANAGERS TRUST On behalf of Marshfield Concentrated Opportunity Fund		MARSHFIELD ASSOCIATES, INC.

By:	/s/ David R. Carson	By:	/s/ Christopher M. Niemczewski
Name:	David R. Carson	Name:	Christopher M. Niemczewski
Title:	President	Title:	Managing Principal